SEC FILE NO. 82-34948

SEC MAIL PROCESSING
RECEIVED
NOV 03 2006
WASH. DC 213 SECTION

CARRICK GOLD LIMITED
ACN 100 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Drilling joins Parrot Feathers and Trial Pit

06018264

25th October 2006

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY

Prices as at 24th October 2006

Gold price	US$583/oz
Carrick Gold Shares	AU$1.00
Carrick Gold Options	AU$0.74

Drilling confirms Parrot Feathers and Trial Pit part of one resource.
Resource continues north of Parrot Feathers.

SUPPL

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

Highlights

Drilling highlights include:

- **4m @ 12.42g/t Au**
- **5m @ 3.95g/t Au**
- **4m @ 2.88g/t Au**
- **3m @ 3.7g/t Au.**



Completion of the recent close-spaced drilling programme has confirmed the continuity of the gold resource from Parrot Feathers to the Trial Pit and has intersected additional significant mineralised structures (Refer: Table A and B). These structures are part of a large gold mineralised system dipping to the west and the recent drilling has disclosed the resource continuing to the north of Parrot Feathers. Continuity of mineralisation greater than 1g/t is presented in Plan (Refer: Figure 1) and in Long Section (Refer: Figure 2).

The thicknesses of mineralisation in the central corridor are greater than 3 metres particularly at Parrot Feathers, Copperline and the Trial Pit.

Extension drilling is planned to the north of Parrot Feathers down plunge and drilling is to continue south adjacent to the western side of the Trial Pit between the intersections in drill holes PFRC297 and PFRC260. This will be infill drilling and represents a strike distance of approximately 280 metres (Refer: Table C).

Because of the establishment of the resource continuing to the north of Parrot Feathers and the increasing thickness and grade of the intersections, it has been determined that drilling will continue to the north of Parrot Feathers in anticipation of a further significant increase on the indicated resource.



CARRICK GOLD LIMITED
ACN 100 435 934

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (06) 9225 5533

TABLE A				
HOLE_ID	HOLE INTERSECTION			
	FROM (m)	TO (m)	Thickness (m)	INTERSECTION (g/t)
PFRC291	134	137	3	2.85
PFRC292	143	146	3	3.7
				inc. 1m @ 7.7g/t
PFRC293	156	160	4	12.42
				inc. 2m @ 21.9g/t
PFRC297	139	143	4	2.88
PFRC299	113	117	5	3.95
	133	134	1	1.93
	240	241	1	1.04
	287	289	2	0.81
PFRC288	112	113	1	1.04
	157	158	1	2.85
PFRC290	61	62	1	1.61
PFRC294	185	186	1	1.96

TABLE B				
HOLE_ID	HOLE INTERSECTION			
	FROM (m)	TO (m)	Thickness (m)	INTERSECTION (g/t)
PFRC260	59	80	21	1.3
				inc. 1m @ 10g/t
PFRC262	106	113	7	1.45
PFRC263	59	62	3	3.94
				inc. 1m @ 8.08g/t
PFRC275	79	85	5	1.71
PFRC279	162	169	7	4.1
				inc. 1m @ 8.35g/t
PFRC283	69	78	9	1.76
				inc. 1m @ 6.77g/t
PFRC284	62	70	8	3.21
				inc. 1m @ 8.38g/t
PFRC285	57	61	4	4.98
				inc. 1m @ 9.24g/t
	96	98	2	2.62
PFRC287	85	86	1	14.84



CARRICK GOLD LIMITED
ACN 100 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

TABLE C						
HOLE_ID	HOLE COORDINATES		HOLE ORIENTATION			
	E_Local	N_Local	RL	Depth	Azi	Dip
PFRC260	18249.45	47839.93	495	130	45	-60
PFRC262	18409.51	47799.41	496	169	45	-60
PFRC263	18260.38	47799.91	495	139	45	-60
PFRC275	18251.07	47920.48	497	108	45	-60
PFRC279	18398.91	48480.04	498	192	45	-70
PFRC282	18403	48210.04	496	120	45	-70
PFRC283	18477.77	48213.62	496	120	225	-70
PFRC284	18540	48419.96	497	100	45	-70
PFRC285	18549.84	48479.89	497	100	45	-70
PFRC287	18417.6	48458.13	498	198	89	-60
PFRC288	18442	48259.97	496	168	270	-70
PFRC290	18419.46	48149.85	497	120	270	-70
PFRC291	18465.87	48299.78	496	175	222	-70
PFRC292	18420.22	48380.08	499	170	42	-70
PFRC293	18515.24	48398.69	496	200	222	-70
PFRC294	18416.84	48320.01	497	252	270	-70
PFRC297	18421.92	48119.85	497	168	222	-70
PFRC299	18540.5	48492.4	496	300	222	-70



Drill samples at the Trial Pit



CARRICK GOLD LIMITED
ACN 100 435 914

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Figure 1: LINDSAYS PROJECT -
Parrot Feathers to Trial Pit Intersection Plan >1g/t

18400 18500 18600

48700
48600
48500
48400
48300
48200
48100

Parrot Feathers

PFRC279 PFRC299
PFRC285
PFRC280
PFRC287
PFRC284
PFRC293
PFRC292
PFRC286
PFRC291
PFRC288
PFRC281 Copperline
PFRC283
PFRC282

Trial Pit

N

0 40 80 120
Scale 1:2000

Intersection Legend
1-2 g/t
2-5 g/t
>5 g/t

Figure 2: LINDSAYS PROJECT - Parrot Feathers to Trial Pit Long Section >1g/t



48000
48100
48200
48300
48400
48500
48600
48700
500
400
300
200
Trial Pit
CopperLine
Parrot Feathers
PFRC282
PFRC283
PFRC281
PFRC283
PFRC286
PFRC287
PFRC299
PFRC292
PFRC293
PFRC279
Extension Drilling
Intersection Legend
1-2 g/t
2-5 g/t
>5 g/t
0
50
100
150
Scale 1:2500

The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary